United States securities and exchange commission logo





                             December 4, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-275521

       Dear David Gow:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed November 13, 2023

       Explanatory Note, page i

   1.                                                   You refer to the resale
of 7,971,341 shares (the    New ICI Shares   ) of Common Stock to
                                                        be issued in the
Business Combination by "certain registered holders named in the accompanying
prospectus." Revise to define the term "registered holder" after the term is first used and clarify
whether you are referring to the list of registered holders on page
                                                        103.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany4,
December  NameSportsMap
             2023          Tech Acquisition Corp.
December
Page 2    4, 2023 Page 2
FirstName LastName
Cover Page, page ii

2.       We note the disclosure that you may receive up to an aggregate of approximately
         $105.0 million from the cash exercise of the Warrants and that if the trading price of your
         Common Stock continues to be less than $11.50 per share, you do not expect holders to exercise their Warrants. Expand your disclosure to disclose whether the company is in fact likely to have to seek additional capital and discuss the effect of this offering on the
         company   s ability to raise additional capital.
3.       Please revise to describe the holders of the New ICI Shares.
Risk Factors, page 7

4. We note your disclosures regarding your recent net losses. Please update your disclosures for the quarter ended September 30, 2023.
Sales of a substantial number of our securities in the public market by the registered holders or by our other existing securityholders..., page 37

5. We note your disclosure highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of the common stock and warrants. We also note your disclosure that even though the current trading price is at or below the SPAC IPO price, the private investors will still profit on sales because of their lower purchase price. Please revise your disclosure to clarify that this may incentivize these private investors to sell their securities.
6. Please expand your disclosure to highlight the fact that a number of beneficial owners of more than 5% will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. In providing this disclosure, disclose the current approximate percentage of securities being registered for resale out of the total number of securities outstanding and include the number of beneficial owners of more than 5% of your shares that are participating in the offering.
The future exercise of registration rights may adversely affect the market price of our Common
Stock upon consummation..., page 38

7. When available, please revise to update the disclosure in this risk factor and all related disclosures in this registration statement upon the conclusion of the special shareholder meeting.
General

8. Please update your disclosures to include the financial statements for the interim period ended September 30, 2023 and all related disclosures.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany4,
December  NameSportsMap
             2023          Tech Acquisition Corp.
December
Page 3    4, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Ralph V. De Martino, Esq.